Petra Real Estate Opportunity Trust
1370 Avenue of the Americas, 23rd Floor
New York, New York 10019

February 19, 2010
Via EDGAR and Facsimile
Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549

        RE:        Petra Real Estate Opportunity Trust; Withdrawal of Registration Statement on Form S-11; File No. 333-151421

Ladies and Gentlemen:

        Petra Real Estate Opportunity Trust, a Maryland real estate investment trust (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-11 (File No. 333-151421), together with all exhibits thereto (the “Registration Statement”).

        The Company requests withdrawal of the Registration Statement because it believes that current market conditions make proceeding with this offering unattractive at this time. The Registration Statement has not been declared effective by the Commission, and none of the securities covered by the Registration Statement have been sold.

        Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as reasonably practicable. The Company also requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account. Please fax a copy of the order to the Company’s outside counsel at the address below. The Company also advises the Commission that it may, in the future, undertake private offerings of securities in reliance on Rule 155(c) of the Securities Act.

        If you have any questions regarding the foregoing application for withdrawal, please contact Edward F. Petrosky or J. Gerard Cummins of Sidley Austin LLP, outside counsel to the Company, at (212) 839-5300 (phone) and (212) 839-5599 (facsimile).

Sincerely, /s/ Andrew D. Stone Andrew D. Stone Chief Executive Officer and President

cc:   Ms. Kristina Aberg (SEC - via facsimile)